Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 50 N. Laura Street, Suite 2850 / Jacksonville, FL 32202 Tel: 904.665.3600 Fax: 904.665.3641 www.nelsonmullins.com

March 31, 2014

Beverly A. Singleton

Staff Accountant - AD Group 5A

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Singletonb@sec.gov

Re:	Alico, Inc. Form 10-K for the Fiscal Year Ended September 30, 2013 Filed December 9, 2013 Filer No. 0-00261

Dear Ms. Singleton:

On behalf of my client Alico, Inc., this letter will acknowledge receipt of the Staff's comment letter dated March 24, 2014, regarding the above referenced filing. This letter also will confirm our conversation on Friday, March 28, 2014, in which you agreed to grant Alico an extension until April 21, 2014 to respond to the Staff's comment letter.

Please feel free to contact me at the telephone number above if you have any questions.

Very truly yours,

/s/ Daniel B. Nunn, Jr.

Daniel B. Nunn, Jr.

With offices in the District of Columbia, Florida, Georgia, Massachusetts, North Carolina, South Carolina, Tennessee and West Virginia